UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A. Publicly Held Company Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93 Company Registry (NIRE) No. 353.001.861-33

EXCERPT OF THE MINUTES OF THE 279th MEETING OF THE BOARD OF DIRECTORS

HELD ON NOVEMBER 4, 2015

1. DATE, TIME AND PLACE: On November 4, 2015, at 9:00 a.m., at the registered office of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 142, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 17 of the Company’s Bylaws.

3. ATTENDANCE: The majority of members of the Board of Directors (“Board”), with the justified absence of Mr. Murilo Cesar L. S. Passos, Chairman of the Board, duly recorded. The meeting was also attended by the Chief Executive Officer, by the Executive Vice-Presidents, and, during part of it, by William Bezerra Cavalcanti Filho, Chairman of the Audit Board; Sérgio Luiz Felice, Accounting Director; Leandro Cappa, Investor Relations Officer; Eduardo dos Santos Soares, President of CPFL Serviços;  André Dorf, CEO of CPFL Renováveis; Helio Ito, Manager of the Internal Audit Advisory; and Christian Canezin, partner of Deloitte Touche Tohmatsu Auditores Independentes.

4. PRESIDING BOARD: Chairman – Décio Bottechia Júnior, pursuant to Paragraph 1, Article 16 of the Company’s Bylaws, and Secretary – Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

The reading of the Agenda was waived as all those present were aware of its contents. The directors also resolved that these minutes be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes as an extract without the signatures of the directors.

After discussing and examining the items on the Agenda, the Directors unanimously decided to:

(i)            Take cognizance and discuss the themes examined by the Board’s Advisory Committees and Commissions in the month of October;

(ii)          Take cognizance of the managerial highlights and material facts in the month of October, reported by the Chief Executive Officer;

(iii)         Approve the minutes of the 277th Meeting of the Board of Directors held on September 30, 2015;

(iv)         Pursuant to item (h), Article 17 of the Company’s Bylaws and to Resolution 2015101-E of the Board of Executive Officers:

(iv.i) Approve the execution of an amendment to agreement 4600036295 between CPFL Energia and Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”), for the provision of external audit services during fiscal years 2013 and 2014, applicable retroactively to March 31, 2015;

CPFL ENERGIA S.A. Publicly Held Company Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93 Company Registry (NIRE) No. 353.001.861-33

(iv.ii) Re-ratify the decision in item (v.xvi) of the minutes of the 264th meeting of the Board, held on March 27, in order to amend the method of restatement of contracts for fiscal years 2015 and 2016; and

(iv.iii) Recommend that the executives nominated by the Company to the management bodies of the subsidiaries Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Jaguari de Energia (“CPFL Jaguari”), Companhia Luz e Força de Mococa (“CPFL Mococa”), Rio Grande Energia S.A. (“RGE”), CPFL Geração de Energia S.A. (“CPFL Geração”), Paulista Lajeado Energia S.A. (“Paulista Lajeado”), CPFL Eficiência Energética S.A. (“CPFL ESCO”), CPFL Telecom S.A. (“CPFL Telecom”) and CPFL Brasil Varejista S.A. (“CPFL Brasil Varejista”) vote for the approval of: (a) execution of the respective amendments to the agreements signed with Deloitte for fiscal years 2013 and 2014; (b) inclusion of the subsidiaries CPFL Brasil Varejista and CPFL Telecom in the amendments to the agreements for fiscal years 2015 and 2016; and (c) re-ratification of the method of restatement envisaged in the respective agreements for fiscal years 2015 and 2016;

(v)            Recommend to the executives nominated by the Company in the management bodies of subsidiaries to vote for the approval of:

(v.i) CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa and CPFL Jaguari: Engagement of CPFL Serviços, Equipamentos, Indústria e Comércio S.A. (“CPFL Serviços”) to provide services for the construction and maintenance of overhead power distribution lines with Technology (CCM - M), as approved by the Brazilian Electricity Regulatory Agency (“ANEEL”) under Ordinance no. 2.673 of August 18, 2015 (Resolution 2015044-E of the Board of Executive Officers);

(v.ii) CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa and RGE: Acquisition of “green” distribution transformers (single-phase and three-phase) from the companies Indústria de Transformadores Itaipu Ltda., Trael Transformadores Elétricos Ltda. and Romagnole Produtos Elétricos S.A. (Resolution 2015096-E of the Board of Executive Officers);

(v.iii) CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, RGE, CPFL Jaguari, CPFL Leste Paulista, CPFL Sul Paulista and CPFL Mococa: Declarations of the amount of electricity to be acquired and participation in the Auction for Contracting Electricity from Existing Projects – ANEEL Auction A-1 of 2015 (Resolution 2015097-E of the Board of Executive Officers);

CPFL ENERGIA S.A. Publicly Held Company Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93 Company Registry (NIRE) No. 353.001.861-33

(v.iv) CPFL Atende Centro de Contatos e Atendimentos Ltda. (“CPFL Atende”) and TI Nect Serviços de Informática Ltda. (“TI Nect”): (a) Change the name of the position of “Chief Executive Officer” to “Superintendent Director”, with the consequent amendment to Clause Five of the respective Articles of Incorporation; and (b) Nomination of the Director Superintendent, to serve an indefinite term of office (Resolution 2015104-E of the Board of Executive Officers);

(v.v) CPFL Energias Renováveis S.A. (“CPFL Renováveis”): Definition of the maximum amount of counter guarantee that may be provided to the policies of Surety Insurance issued and to be issued by J. Malucelli Seguro S.A. (“J. Malucelli”), by CPFL Renováveis and its subsidiaries (Resolution 2015100-E of the Board of Executive Officers); and

(v.vi) Companhia Energética Rio das Antas – Ceran (“Ceran”) and Foz do Chapecó Energia S.A. (“Foz do Chapecó”): (a) Call for General Shareholders' Meeting (b) Transfer of registered offices; and (c) Authorization to outsource administrative activities (Resolution 2015103-E of the Board of Executive Officers);

(vi)           Consider, pursuant to item (ac), Article 17 of the Company’s Bylaws, the separate and consolidated interim financial information of CPFL Energia included in the Quarterly Financial Information Form (ITR) for the quarter ended September 30, 2015, as prepared by the Board of Executive Officers and presented by the Accounting Director and the Investor Relations Officer, accompanied by the Independent Auditor’s Report issued by Deloitte. Mr. Christian Canezin reported that the External Auditors reviewed the financial statements and considered that they were fairly prepared, in accordance with the separate and consolidated interim financial information. Mr. William B. Cavalcanti Filho reported that the Audit Board examined the financial statements and discussed them with the Accounting Director and with the External Auditors, and issued an unqualified report; and

(vii)          Take cognizance of the consolidated results for September/2015.

The decision in item “vii” of the excerpt of the minutes of the 271st meeting of the Board, held on June 24, 2015, filed with the São Paulo Board of Trade (Jucesp) under on July 23, 2015 under no. 322.779/15-7 is herein re-ratified, in order to adjust it in accordance with the decision transcribed in the Book of Minutes of Meetings of the Board of Directors no. 6, pages 127 to 130, to include: (a) the amendment to an item of Article 17 of the Bylaws from “u” to “s”; and (b) the inclusion, in item “vii.ii”, item “b”, of the subsidiaries CPFL Telecom S.A. (“CPFL Telecom”), CPFL Transmissão Piracicaba S.A. (“CPFL Transmissão Piracicaba”), CPFL Transmissão Morro Agudo S.A. (“CPFL Transmissão Morro Agudo”) and any other companies to be incorporated in the CPFL group (wholly owned subsidiaries), with said item “vii” of said excerpt taking force with the following wording:

CPFL ENERGIA S.A. Publicly Held Company Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93 Company Registry (NIRE) No. 353.001.861-33

“(vii (vii.i) Recommend that the executives nominated by the Company to the management bodies of the subsidiaries Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Rio Grande Energia S.A. (“RGE”), Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Luz e Força de Mococa (“CPFL Mococa”), Companhia Jaguari de Energia (“CPFL Jaguari de Energia”), CPFL Comercialização Brasil S.A. (“CPFL Brasil”), CPFL Geração de Energia S.A. (“CPFL Geração”), CPFL Serviços, Equipamentos, Indústria e Comércio S.A. (“CPFL Serviços”), CPFL Transmissão Piracicaba S.A. (“CPFL Transmissão Piracicaba”), CPFL Transmissão Morro Agudo S.A. (“CPFL Transmissão Morro Agudo”) and CPFL Telecom S.A. (“CPFL Telecom” and, jointly with the others “the Subsidiaries”)  vote for the approval of: the inclusion of a Facility of Pan Seguros S.A., to issue policies of surety insurance; and (vii.ii) approve, in accordance with the provisions in item "s", Article 17 of the Bylaws and with Resolution 2015053-E of the Board of Executive Officers, (a) the granting by CPFL Energia of guarantee to the policies of surety insurance to be contracted from Pan Seguros S.A., Fator Seguradora S.A. and J. Malucelli Seguros S.A.; and (b) the inclusion of the subsidiaries CPFL Telecom, CPFL Transmissão Piracicaba, CPFL Transmissão Morro Agudo and any other companies to be incorporated in the CPFL group (wholly owned subsidiaries), in the list of companies authorized to contract policies of surety insurance issued and to be issued by Pan Seguros S.A., Fator Seguradora S.A. and J. Malucelli Seguros S.A.;”

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors and by the Secretary. Décio Bottechia Júnior, A. C. R. Domenech, Ana Maria Elorrieta, Deli S. Pereira, Francisco Caprino Neto and Licio da Costa Raimundo.

This is a free English translation of the excerpts of the original minutes drawn up in the Book of Meetings of the Board of Directors no. 6, pages 149 to 154.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 16, 2015

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.